**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 16, 2009**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**


**ICOP Digital, Inc.**


**File No. 333-152347 - CF#23119**

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ICOP Digital, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.24 to an amended Form S-1 registration statement filed on February 4, 2009, as modified by reduced redactions from the same exhibit filed as Exhibit 10.26 to a Form 10-K filed on March 20, 2009.

Based on representations by ICOP Digital, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


Exhibit 10.24 through November 4, 2013


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel